UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A

(Amendment No. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

MORI TRUST Hotel Reit Toshi Hojin

(Name of Subject Company)

MORI TRUST Hotel Reit, Inc.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

MORI TRUST Sogo Reit, Inc.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

MORI TRUST Sogo Reit, Inc.

ATTN: Masayuki Yagi

3-1 Toranomon 4-chome, Minato-ku, Tokyo 105-0001, Japan

Telephone: +81-3-6435-7011

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Morgan, Lewis & Bockius LLP

ATTN: Bradley K. Edmister

101 Park Avenue, New York, New York 10178-0060

Telephone: +1-212-309-6110

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are published in Japan as an exhibit to this Form:

Exhibit No.	Description

99.1	Notice Concerning Execution of the Merger Agreement by and between Mori Trust Sogo Reit, Inc. and MORI TRUST Hotel Reit, Inc.[1]

99.2	Notice of Forecasts of the Operating Results and Distributions for the Fiscal Period ending August 31, 2023 (43rd Fiscal Period) Following the Merger of Mori Trust Sogo Reit, Inc. and MORI TRUST Hotel Reit, Inc.[1]

99.3	Notice of Acquisition and Lease of Asset (Kamiyacho Trust Tower)[1]

99.4	Notice Concerning Investment Unit Split[1]

99.5	MORI TRUST Hotel Reit, Inc.’s Notice of Convocation of the 5th General Meeting of Unitholders

(b) Not applicable.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, is included in the English translations of the documents filed as Exhibit 99.1, 99.2, 99.3, 99.4 and 99.5.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

MORI TRUST Sogo Reit, Inc. has filed with the Securities and Exchange Commission (the “SEC”) a written irrevocable consent and power of attorney on Form F-X on November 22, 2022. MORI TRUST Sogo Reit, Inc. will promptly communicate any change in the name or address of its agent for service of process to the SEC by amendment of the Form F-X.

[1]	Previously furnished to the SEC as part of Form CB on November 22, 2022.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MORI TRUST SOGO REIT, INC.

By:	/s/ Masayuki Yagi
Name: Masayuki Yagi
Title: Executive Director

Date: January 13, 2023